Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

August 27, 2009

By EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington DC 20549
Attention:  John Reynolds

Re:

Atlantica, Inc.
Form 10-K Filed May 1, 2009 by Atlantica, Inc.
File No. 0-24379

Ladies and Gentlemen:

On behalf of our client, Atlantica, Inc. (“Atlantica”), please be advised that Atlantica is diligently preparing Amendment No. 1 to the Form 10-K (“Amendment No. 1”) referenced in our letter to the Securities and Exchange Commission dated August 12, 2009, and Atlantica expects to file such Amendment No. 1 by no later than September 4, 2009.  As directed by Janice McGuirk of the Securities and Exchange Commission, Atlantica will immediately notify the Securities and Exchange Commission if, for any reason, Atlantica is unable to file Amendment No. 1 by the date set forth above.

* * * * *

Please call Michael Weinsier at (212) 837-6690 with any questions or comments regarding the foregoing.

Thank you for your consideration.

Very truly yours,

HUGHES HUBBARD & REED LLP

By: /s/ Matthew P. O’Donnell

      Matthew P. O’Donnell

Enclosure

cc:

Atlantica, Inc.

Alan D. Gordon

Michael Weinsier

Atlantica -- Letter to SEC re filing of 10KA (2).DOC